Exhibit 99(b)


CNF INC.
COMPUTATION OF RATIOS OF EARNINGS (LOSS) TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

                                                      Nine Months Ended
                                                        September 30,
                                                    2001            2000
Combined Fixed Charges and Preferred
   Stock Dividends:
      Interest Expense                          $   21,635      $   22,817
      Capitalized Interest                             697           3,573
      Amortization of Debt Expense                     772             773
      Dividend Requirement on Series B
         Preferred Stock [1]                         7,970           8,121
      Dividend Requirement on Preferred Securities
         of Subsidiary Trust                         4,689           4,689
      Interest Component of
         Rental Expense [2]                         37,197          37,609
                                                $   72,960      $   77,582

Earnings (Loss):
   Income (Loss) from Continuing Operations
      before Taxes [3]                          $ (346,947)     $  192,877
   Fixed Charges                                    72,960          77,582
      Capitalized Interest                            (697)         (3,573)
      Preferred Dividend Requirements [4]           (7,970)         (8,121)
                                                $ (282,654)     $  258,765

Ratio of Earnings (Loss) to Combined Fixed Charges
   and Preferred Stock Dividends:                     (3.9)x           3.3 x

Deficiency in the coverage of Fixed Charges by
   Earnings (Loss) before Fixed Charges           (355,614)             -


[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

[2]   Estimate of the interest portion of lease payments.

[3] For the nine months ended September 30, 2001, results included a $340.5 million loss from a restructuring charge at Emery Worldwide and Menlo Logistics' $37.9 million loss from the failure of a significant customer.

[4] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of Income (Loss) from Continuing Operations before Taxes.